Exhibit 99.1

METALS ACQUISITION LIMITED ANNOUNCES “REDEMPTION FAIR MARKET VALUE” IN CONNECTION WITH REDEMPTION OF PUBLIC AND PRIVATE PLACEMENT WARRANTS

ST. HELIER, Jersey – (BUSINESS WIRE) – Metals Acquisition Limited (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), today announced the “Redemption Fair Market Value” in connection with its previously announced redemption of its public warrants and private placement warrants (the “Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”).

On May 6, 2024, the Company announced that it will redeem all of its Warrants that remain outstanding at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant. Warrant holders may elect to exercise their Warrants for cash or on a “cashless basis” before 5:00 p.m. New York City time on the Redemption Date, subject to the terms of the Company’s previously issued notice of redemption (the “Notice of Redemption”). The “Redemption Fair Market Value” announced today is used to determine the number of Ordinary Shares that will be issued to Warrant holders who exercise their warrants on a “cashless basis” (a “Make-Whole Exercise”). Based on the Redemption Fair Market Value, Warrant holders who exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise prior to the Redemption Date will receive 0.3063 Ordinary Shares per Warrant.

Today, at the direction of the Company, the information agent, Georgeson LLC (the “Information Agent”), and the warrant agent, Continental Stock Transfer & Trust Company (the “Warrant Agent”), have delivered a notice (the “Notice of Redemption Fair Market Value”) to each of the registered holders of the outstanding Warrants, informing them that: (i) the Redemption Fair Market Value is $13.33, and (ii) as a result, holders of Warrants who exercise their Warrants on a “cashless basis” will receive 0.3063 Ordinary Shares per Warrant.

Deadline for Warrant Exercise

Warrant holders have until immediately prior to 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants (1) for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”), or (2) on a “cashless basis” pursuant to a Make-Whole Exercise, in which case the holder will receive 0.3063 Ordinary Shares per Warrant. If any holder of Warrants would be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

For additional information, including information on how holders may exercise their Warrants, please refer to the Notice of Redemption.

Exercise Procedures

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending a properly completed and executed “Election to Purchase” (attached to the Notice of Redemption) to the Warrant Agent’s address below or at the following link https://cstt.citrixdata.com/r-r5a49e878c1214da29db4149e1a6093fa, indicating, among other things, the number of Warrants being exercised and that whether such Warrants are being exercised for cash or surrendered on a cashless basis.

If holders of Warrants are exercising for cash, please send payment in full of the Cash Exercise Price (and any and all applicable taxes) via wire transfer or other method of payment permitted by the Warrant Agreement. If you wish to wire funds to the Warrant Agent, please contact the Warrant Agent via email at Tenders+MetalsAcqWTS@continentalstock.com or phone 800-509-5586 for wire instructions. For certified check and bank draft payable, please send to the Warrant Agent at:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004-1571
Attention: Compliance Department

Termination of Warrant Rights

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise immediately prior to 5:00 p.m. New York City time on the Redemption Date (being June 5, 2024) will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

Prospectus

The Ordinary Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the U.S. Securities and Exchange Commission (Registration No. 333-276216). The U.S. Securities and Exchange Commission (the “SEC”) maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://metalsacquisition.com/overview/default.aspx.

We understand from the New York Stock Exchange (the “NYSE”) that June 4, 2024, the trading day prior to the Redemption Date, will be the last day on which the public warrants will be traded on the NYSE.

Important Notice

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

Any holder of Warrants that received a Notice of Redemption should consult with its financial adviser, tax adviser and/or legal adviser to the extent it has any questions relating to its specific circumstances.

Additional Information

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the SEC.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent, at:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers

U.S. toll free call center: 866-920-8291

Holders outside the U.S.: 781-262-8912

Australian call center: 1300 265 182 and 03 9415 4055

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-ENDS-

This announcement is authorized for release by the Board of Directors.

Contacts Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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